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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-23904

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantella & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 State St., 40th Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Lanstein (617) 521-8630
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

RECEIVED 2018 MAY 30 AM 8:28 SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

# OATH OR AFFIRMATION

I, Jonathan Lanstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

ANTHONY T. FARIA
Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb. 14, 2025

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cantella & Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Cantella & Co., Inc., (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cantella & Co., Inc.'s auditor since 1993.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 21, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

**ASSETS**

| | |
|---|---|
| Cash | $ 1,174,343 |
| Receivables from broker/dealers | 2,636,192 |
| Securities owned, at fair value | 2,351,991 |
| Other receivables | 278,510 |
| Furniture, equipment, software and leasehold improvements, at cost (net of $935,170 accumulated depreciation and amortization) | 115,748 |
| Other assets | 411,915 |
| TOTAL ASSETS | $ 6,968,699 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | |
|---|---|
| **LIABILITIES** | |
| Payables to brokers/dealers | $ 617,761 |
| Securities sold, not yet purchased | 348,198 |
| Commissions payable | 2,609,607 |
| Accrued income taxes | 200,000 |
| Other liabilities | 339,190 |
| Total Liabilities | $ 4,114,756 |
| **SHAREHOLDER'S EQUITY** | |
| Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,505 shares outstanding | $ 891,053 |
| Additional paid-in capital | 2,388,266 |
| Retained earnings (deficit) | (425,376) |
| Total Shareholder's Equity | $ 2,853,943 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 6,968,69 |

The accompanying notes are an integral part of this financial statement.

CANTELLA & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2018

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Cantella & Co., Inc. (the "Company"), a wholly owned subsidiary of Cantella Management Corp., was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer and an investment adviser with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and investment advisory services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis. Revenue from investment advisory fees are generally billed and collected at the beginning of each month or calendar quarter and recognized over the respective period.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

Depreciation and Amortization – Depreciation and amortization of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Rent Expense - The Company recognizes nonlevel rent payments using the straight-line method over the term of the lease in accordance with FASB ASC 840, Leases.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

## NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been used to value mutual funds, exchange traded funds and equity securities. Level 2 inputs have been used to value municipal bonds, U.S. government bonds, and corporate bonds. These securities consist of the following:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Municipal Bonds | $ 1,983,427 | $ -0- |
| U.S. Government Bonds | 149,906 | 348,198 |
| Corporate Bonds | 47,908 | -0- |
| Mutual Funds | 12,682 | -0- |
| Exchange Traded Funds | 139,930 | -0- |
| Equity Securities | 18,138 | -0- |
| Total | $ 2,351,991 | $ 348,198 |

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

## NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Cantella Management Corp. (CMC).

The Company is also affiliated through common ownership and management with an insurance entity. During the year ended March 31, 2018, the Company paid $610,324 to this insurance entity and expensed $490,080, which is included in other operating expenses on the statement of operations. As of March 31, 2018, there is $161,843 remaining in prepaid insurance that will be amortized during the year ending March 31, 2018.

Effective June 2016, the Company entered into a ten year lease agreement with a real estate entity that is affiliated through common ownership and management. As defined in the agreement, the Company is obligated to pay a monthly rental amount sufficient to cover the landlord's monthly loan payment and certain operating expenses which ranges from $25,000 to $35,000 per month. For the year ended March 31, 2018, the Company was not required to pay rent to this entity as the landlord's rental income received from other tenants covered the monthly loan payment and operating expenses.

## NOTE 4 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated calendar year basis with the income or loss of CMC and the Parent of CMC. CMC is a wholly-owned subsidiary of the Parent. The Parent assumes all liability for the income tax expense of the Company. The consolidated 2017 tax return had a net operating loss carryforward of approximately $680,000 which expires at various dates through 2034. The NOL carryforward is subject to a usage limitation. To cover their estimated portion of income tax expense on the consolidated tax return, the Company has accrued $200,000 as of March 31, 2018.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

## NOTE 5 - 401(k) PLAN

The Company has adopted a profit sharing plan with provisions under Internal Revenue Code section 401(k) whereby employees may contribute up to 100% of their compensation within specified legal limits. The Company may make matching and additional discretionary contributions to the plan. To be eligible under the plan, employees must be 21 years of age or older, work a minimum of 1000 hours per year and be employed by the Company on the last day of plan year. Company contributions to the plan for the year ended March 31, 2018 were $58,507. The plan is based on a calendar year.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2018, the Company had net capital of $1,806,810 and a net capital requirement of $250,000.

## NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading and investment activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amounts of risk.

The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. For Company sales, they record these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the sale date.

To facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers.

## NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. Pursuant to the terms of the agreements, the Company has deposits totaling $354,033 with the Clearing Broker/dealers to assure the Company's performance under the agreements. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of two of the Clearing Broker/dealer agreements, the Company is prohibited from entering into similar agreements with other Clearing Broker/dealers without prior written consent from these Clearing Broker/dealers. One of these agreements also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 8 - OTHER AGREEMENT

Third Party Broker Agreement - The Company has an agreement with another broker/dealer (third party broker) whereby the third party broker will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (See Note 7). This is commonly referred to as a piggyback arrangement. The third party broker receives commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. Either party may terminate the agreements at any time with thirty days prior written notice.

NOTE 9 - SUBLEASE COMMITMENT

The Company entered into an agreement in December 2014 which requires minimum annual rentals under a noncancellable sublease for office space expiring December 2018. Future minimum lease payments for the lease, exclusive of additional payments which may be required, are as follows:

| Year Ended March 31 | Total |
|---|---|
| 2019 | $ 280,140 |

Office rent expense for the year ended March 31, 2018 was $336,573. Included in other liabilities on the statement of financial condition is deferred rent of $26,188.

NOTE 10 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations, except as noted below.

A statement of claim has been filed with FINRA against the Company for a material amount of losses and damages. The Company has not yet filed a response to the statement of claim. As a result, the Company has not accrued any amount related to this clam as of March 31, 2018, as no reasonable estimated range of loss can be determined.